September 22, 2017

Columbia ETF Trust I

225 Franklin Street

Boston, Massachusetts 02110

Gentlemen:

I am furnishing this opinion in connection with the Registration Statement on Form N-1A (the Registration Statement) filed under the Securities Act of 1933, as amended, by Columbia ETF Trust I (the Trust).

I have examined the Agreement and Declaration of Trust and the By-Laws of the Trust and, as I have deemed necessary, certificates, permits, minute books, documents and records of the Trust, as well as the applicable statutes of the Commonwealth of Massachusetts.

It is my opinion that, with respect to the series of the Trust listed on Exhibit A hereto (the Funds), the shares sold in accordance with applicable federal and state securities laws will be validly issued, fully paid and non-assessable.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Trust’s Declaration of Trust disclaims any shareholder liability for acts or obligations of the Funds, and the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by a Fund or the Trustees. The Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder held personally liable for the obligations of a Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which a Fund itself would be unable to meet its obligations.

I consent to the filing of this opinion with the Registration Statement.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Chief Legal Officer
Columbia ETF Trust I

Exhibit A

Series of Columbia ETF Trust I:

Columbia Diversified Fixed Income Allocation ETF